Exhibit 99.1

1 September 2021

National Grid plc

CMA clears acquisition of WPD

National Grid plc (“National Grid”) is pleased to note the announcement from the Competition and Markets Authority (“CMA”) this morning clearing the acquisition by National Grid of PPL WPD Investments Limited, the holding company of Western Power Distribution (“WPD”). National Grid will be hosting a Capital Markets Day for investors and analysts on 18 November where it will share its plans for WPD alongside the wider group.

CONTACTS

Investors and Analysts

Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918

Media

Surinder Sian	+44 (0) 7812 485 153